EXHIBIT 99.6

Press Release

Reduction of Methane Emissions:

Total Strengthens its Commitment with the OGMP 2.0 Initiative

Paris, November 23, 2020 – Total, partner to the initiative since 2014, has joined the second phase of the Oil & Gas Methane Partnership (OGMP 2.0) of the United Nations Environment Programme, which brings together industrial companies, governments and NGOs to better monitor and report methane emissions in order to reduce them. This second phase of the partnership aims at defining a broader and more ambitious methane-reporting framework, extended to the entire gas value chain and to non-operated assets.

“As one of the world leaders in the natural gas value chain, Total is committed to reducing methane emissions to ensure that natural gas continues to play its key role in the energy transition; this new partnership will foster the sharing of industry best practices, especially on non-operated assets, and improve monitoring,” said Patrick Pouyanné, Chairman & CEO of Total. “Our performance is amongst the industry’s best as we have already cut methane emissions by 45% since 2010. And in order to progress further on monitoring, Total invests in cutting-edge R&D programs to support the development of future detection and measurement technologies”.

Total’s methane emissions

Total’s methane emissions stood at 68 kilotons in 2019, representing an emission intensity of around 0.2% of the commercial gas produced on operated upstream oil and gas facilities. The Group’s objective is to reduce that intensity below 0,2%, and notably to reduce it further for the gas assets to below 0.1% of the commercial gas produced.

To control those emissions, Total addresses the various sources of methane – mainly flaring, venting and fugitive emissions – and follows strict design standards to ensure near-zero emissions for its new projects. Total is committed to zero routine flaring by 2030 and has reduced this type of flaring by 80% since 2010.

The Group has an extensive research program to develop emission measurement technologies – with fixed camera, drones or satellites – and has established, in the south of France, a specific dedicated testing site for such technologies (TADI – Total Anomaly Detection Initiatives).

Total is a member of numerous industry associations and reviews regularly their positions on climate, in particular on methane, to promote the axes of progress to which it is committed. The Group also takes position on public policies when relevant, as in 2019 when it publicly voiced its opposition to the rollback of methane regulations in the United States.

▶ Read more here about our Climate Ambition “Getting to Net Zero”, with a focus on methane emissions on page 22 ◀

About the OGMP

The OGMP, launched at the UN Climate Summit in 2014, was created by the Climate and Clean Air Coalition (CCAC) as a voluntary initiative to help companies reduce methane emissions in the oil and gas sector. It is a collaboration between the UN Environment Programme (UNEP), the European Commission (EC), the Environmental Defense Fund (EDF), the Climate and Clean Air Coalition (CCAC) and 64 leading oil and gas companies representing 30 % of the world’s oil and gas production on five continents, and offers a credible platform to help member companies demonstrate actual reductions to industry stakeholders.

About Total

Total is a broad energy company that produces and markets fuels, natural gas and electricity. Our 100,000 employees are committed to better energy that is more affordable, more reliable, cleaner and accessible to as many people as possible. Active in more than 130 countries, our ambition is to become the responsible energy major.

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Total Contacts

Media Relations: +33 1 47 44 46 99 l presse@total.com l @TotalPress

Investor Relations: +44 (0)207 719 7962 l ir@total.com

Cautionary Note

This press release, from which no legal consequences may be drawn, is for information purposes only. The entities in which TOTAL SE directly or indirectly owns investments are separate legal entities. TOTAL SE has no liability for their acts or omissions. In this document, the terms “Total”, “Total Group” and Group are sometimes used for convenience. Likewise, the words “we”, “us” and “our” may also be used to refer to subsidiaries in general or to those who work for them.

This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TOTAL SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise.